UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 001-31722

___________________

New Gold Inc.

Park Place, 3110-666 Burrard Street

Vancouver, British Columbia V6C 2X8

Canada

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.

By:
Name:	Basil Huxham
Title:	Executive Vice President and Chief Financial Officer

Date: July 8, 2008

2

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated June 30, 2008
99.2	News Release dated July 1, 2008

3

EXHIBIT 99.1

PRESS RELEASE

 New Gold Completes US$1.6 Billion Business Combination
with Metallica Resources and Peak Gold

June 30, 2008 – VANCOUVER, BC – New Gold Inc. (“New Gold”) (TSX and AMEX – NGD) is pleased to announce that it has completed the previously announced business combination with Peak Gold Ltd. (“Peak Gold”) and Metallica Resources Inc. (“Metallica”).

“Tremendous work has gone into completing the business combination between New Gold, Peak Gold and Metallica over the past three months. On behalf of the Board of Directors and Management, I would like to thank all of those involved for their hard work and dedication. I would also like to extend a special thank you to both Richard Hall and Clifford Davis for their leadership over the years at Metallica and New Gold respectively”, said Robert Gallagher, President and Chief Executive Officer.

“Management is excited at the prospects for this new intermediate gold mining company and is looking forward to creating further value for shareholders by focussing on three strategies; routine delivery on our operational targets; execution of our internal growth projects which are the development of New Afton mine and the analysis of processing alternatives at Amapari; and thirdly; continued external growth through consolidation of operations in the junior mining sector” concluded Mr. Gallagher.

Share and Warrant Information

New Gold shares were issued under the plan of arrangement with Peak Gold and will replace outstanding Peak Gold shares on the basis of 0.1 of a New Gold share plus $0.0001 in cash for each Peak Gold share. Under the plan of arrangement with Peak Gold, the two series of listed Peak Gold warrants entitle the holders to New Gold common shares on the basis of 0.1 of a New Gold share plus $0.0001 in cash for each such warrant exercised. Peak Warrantholders are not required to surrender their current Peak Gold warrant certificates. It is anticipated that Peak Gold shares and warrants will be delisted from the TSXV at the close of trading on July 4, 2008.

New Gold shares were issued under the plan of arrangement with Metallica and will replace outstanding Metallica shares on the basis of 0.9 of a New Gold share plus $0.0001 in cash for each Metallica share. Under the plan of arrangement with Metallica, the one series of listed Metallica warrants entitle the holders to New Gold common shares on the basis of 0.9 of a New Gold share plus $0.0001 in cash for each such warrant exercised. Metallica Warrantholders are not required to surrender their current Metallica warrant certificates. It is anticipated that Metallica shares will be delisted from the TSX and the AMEX at the close of trading on July 4, 2008.

It is expected that the common shares of both Peak Gold and Metallica will begin trading as New Gold (TSX and AMEX: NGD) at market open on July 7, 2008. In addition, it is expected that the warrants of both Peak Gold and Metallica will begin trading as New Gold on the TSX at market open on July 7, 2008. The New Gold warrant trading symbols and terms are summarized as follows:

Former Symbols/Cusip#	Former Terms	New Symbols/Cusip#	New Terms

NGD.WT Cusip No. 644535122	1 warrant + $15.00 = 1 common share expiry June 28, 2017	NGD.WT.A Cusip No. 644535122	Same as former terms

PIK.WT Cusip No. 70468J140	Ex.: 1000 warrants + $1.50 = 1000 common shares; expiry April 3, 2012	NGD.WT.B Cusip No. 644535130	Ex: 100 warrants + $15.00 = 100 common shares plus $0.001 per common share; Expiry April 3, 2012

PIK.WT.A Cusip No. 70468J130	Ex.: 1000 warrants + $0.90 = 1000 common shares expiry November 28, 2012	NGD.WT.C Cusip No. 644535148	Ex.: 100 warrants+ $9.00 = 100 common shares plus $0.001 per common share; expiry November 28, 2012

MR.WT Cusip No. 59125J120	Ex.: 1000 warrants + $3.10 = 1000 common shares expiry December 11, 2008	NGD.WT.D Cusip No. 644535155	Ex.: 900 warrants + $3.44 = 900 common shares plus $0.0001 per common share expiry December 11, 2008

New Gold is a new intermediate gold mining company with three operating assets in Mexico, Brazil and Australia and two development projects in Canada and Chile. For further information on New Gold, please visit our new website at www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in the press release, including any information as to New Gold’s future financial or operating performance, may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “express”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, or “should” occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: anticipated synergies from the business combination may not be realized, there may be difficulties in integrating the operations and personnel of New Gold, Peak Gold and Metallica, the combined company will be subject to significant capital requirements associated with its expanded operations and portfolio of development projects, fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the united States of America, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Mexico, Chile and Australia or any other country in which the combined company currently or may in the future carry on business taxation, controls, regulations and political or economic developments in the countries in which the combined company does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks). Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Mélanie Hennessey

Vice President Investor Relations

New Gold Inc.

Direct: +1 (604) 639-0022

Toll-free: +1 (888) 315-9715

Email: info@newgold.com

Website: www.newgold.com

2 / 2

EXHIBIT 99.2

PRESS RELEASE

 New Gold Provides Information on Warrants

July 1, 2008 – VANCOUVER, BC – New Gold Inc. (“New Gold”) (TSX and AMEX – NGD) wishes to clarify the previously announced information regarding the trading symbols and the effect of the business combination on the outstanding warrants for both Peak Gold Ltd. (“Peak Gold”) and Metallica Resources Inc. (“Metallica”), which are expected to begin trading as New Gold on the TSX at market open on July 7, 2008.

Former Symbols/Cusip#	Former Terms	New Symbols/Cusip#	New Terms

NGD.WT.A Cusip No. 644535122	1 warrant + $15.00 = 1 common share; expiry June 28, 2017	NGD.WT.A Cusip No. 644535122	Same as former terms

PIK.WT Cusip No. 70468J140	Ex.: 1 warrant + $1.50 = 1 Peak Gold common share; expiry April 3, 2012	NGD.WT.B Cusip No. 644535130	Ex: 10 warrants + $15.00 = 1 New Gold common share plus $0.001; expiry April 3, 2012

PIK.WT.A Cusip No. 70468J130	Ex.: 1 warrant + $0.90 = 1 Peak Gold common share; expiry November 28, 2012	NGD.WT.C Cusip No. 644535148	Ex.: 10 warrants+ $9.00 = 1 New Gold common share plus $0.001; expiry November 28, 2012

MR.WT Cusip No. 59125J120	Ex.: 1 warrant + $3.10 = 1 Metallica common share; expiry December 11, 2008	NGD.WT.D Cusip No. 644535155	Ex.: 1.1 warrants + $3.44 = 1 New Gold common share plus $0.0001; expiry December 11, 2008

New Gold reiterates that Peak Gold and Metallica Warrantholders are not required to surrender their current Peak Gold or Metallica warrant certificates. In addition, New Gold wishes to provide the following information for its non-listed warrants:

Former Terms	New Terms

Ex.: 1 warrant + $5.50 = 1 Metallica common share; expiry December 20, 2009	Ex.: 1.1 warrants + $6.10 = 1 New Gold common share; expiry December 20, 2009

New Gold is a new intermediate gold mining company with three operating assets in Mexico, Brazil and Australia and two development projects in Canada and Chile. For further information on New Gold, please visit our new website at www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in the press release, including any information as to New Gold’s future financial or operating performance, may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “express”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, or “should” occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: anticipated synergies from the business combination may not be realized, there may be difficulties in integrating the operations and personnel of New Gold, Peak Gold and Metallica, the combined company will be subject to significant capital requirements associated with its expanded operations and portfolio of development projects, fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the united States of America, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Mexico, Chile and Australia or any other country in which the combined company currently or may in the future carry on business taxation, controls, regulations and political or economic developments in the countries in which the combined company does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks). Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Mélanie Hennessey

Vice President Investor Relations

New Gold Inc.

Direct: +1 (604) 639-0022

Toll-free: +1 (888) 315-9715

Email: info@newgold.com

Website: www.newgold.com

2 / 2